Talecris Biotherapeutics Holdings Corp.

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

September 25, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn: Jeffrey Riedler

Re:	Talecris Biotherapeutics Holdings Corp.
Registration Statement on Form S-1 (333-144941)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Talecris Biotherapeutics Holdings Corp. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 2 PM, Eastern Standard Time, on September 30, 2009, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm effectiveness by advising our counsel, Aron Izower of Reed Smith LLP, at (212) 549-0393.

Very truly yours,

Talecris Biotherapeutics Holdings Corp.

		By:	/s/ John F. Gaither, Jr.
John F. Gaither, Jr.,
Executive Vice President, General Counsel and Secretary

cc:	Securities & Exchange Commission
Bryan Pitko

Talecris Biotherapeutics Holdings Corp.
John F. Gaither, Jr.

Reed Smith
Gerard DiFiore
Aron Izower
David Mittelman